renewables
for a
better life

arauco®



1Q
2024

Highlights 1Q 2024



For more details on ARAUCO´s financial statements please visit www.cmfchile.cl or www.arauco.com

Readers are referred to the documents filed by ARAUCO with the United States Securities and Exchange Commission, specifically the most recent filing on Form 20-F that identifies important risk factors that could cause actual results to differ from those contained in the forward-looking statements. All forward-looking statements are based on information available to ARAUCO on the date hereof and ARAUCO does not assume any obligation to update such statements. References herein to "U.S.$" are to United States dollars. Discrepancies in any table between totals and sums of the amounts listed are due to rounding. This report is unaudited.

REVENUES

US$1,654.9 million

NET INCOME

US$100.3 million

ADJUSTED EBITDA

US$445.1 million

NET DEBT / LTM. ADJ. EBITDA

4.87x

CAPEX

US$334.7 million

Overview

ARAUCO´s net income for the first quarter of 2024 was US$100.3 million, an increase of US$184.4 million compared to the fourth quarter of 2023. This is mostly explained by better operational results due to an increase in average prices and sales volume in our Pulp and Forestry products division.

Our Adjusted EBITDA was 20.7% higher than the fourth quarter of 2023, totaling US$445.1 million. *Net Financial Debt* decreased by US$234.7 million or 3.6% and our *Net Debt/LTM EBITDA* ended up in 4.87x, a decrease when compared to the 6.32x reached during the fourth quarter of 2023.

In US$ Million	Q1 2024	Q4 2023	Q1 2023	*QoQ*	*YoY*	*YTD 2024*	*YTD 2023*	*YoY YTD*
Revenue	1,654.9	1,568.5	1,439.5	5.5%	15.0%	1,654.9	1,439.5	15.0%
Net income	100.3	(84.1)	(54.3)	19.3%	84.8%	100.3	(54.3)	84.8%
Adjusted EBITDA	445.1	368.8	188.0	20.7%	136.8%	445.1	188.0	136.8%
Adjusted EBITDA Margin	26.9%	23.5%	13.1%	14.4%	106.0%	26.9%	13.1%	106.0%
LTM Adj. EBITDA	1,283.1	1,026.0	1,726.4	25.1%	-25.7%	1,283.1	1,726.4	-25.7%
CAPEX	334.7	255.0	334.6	31.2%	0.0%	334.7	334.6	0.0%
Net Financial Debt	6,250.8	6,485.5	5,470.9	-3.6%	14.3%	6,250.8	5,470.9	14.3%
Net Financial Debt / LTM Adj. EBITDA	4.87x	6.32x	3.17x	-22.9%	53.7%	3.51x	7.28x	-51.7%

Adjusted EBITDA and EBITDA Margin (in US$ Million)


32.0%
29.4%
24.3%
13.1%
16.1%
15.2%
23.5%
26.9%
597.8
553.0
387.6
188.0
226.6
242.6
368.8
445.1
Q2 2022
Q3 2022
Q4 2022
Q1 2023
Q2 2023
Q3 2023
Q4 2023
Q1 2024

Income Statement

Revenues

ARAUCO's revenues reached US$1,654.9 million in the first quarter of 2024, an increase of 5.5% when compared to the previous quarter. This variation is mostly explained by a 13.2% increase in revenues from our Pulp and Forestry products division, due to an increase of 10.0% and 2.4% in average prices and sales volume, respectively. On the other hand, revenues for our Wood products division were 2.2% lower, mainly due to a 2.8% decrease in average prices, partially offset by a 1.8% increase in sales volume.

The following table shows a breakdown of our revenues by business segment:

In US$ Million	Q1 2024	Q4 2023	Q1 2023	QoQ	YoY
Pulp and Forestry	890.1	786.4	648.4	*13.2%*	*37.3%*
Wood Products	764.7	781.8	790.9	*-2.2%*	*-3.3%*
Total	***1,654.9***	***1,568.5***	***1,439.5***	***5.5%***	***15.0%***

Revenue's Breakdown by business segment



55%
45%
50%
50%
46%
54%
Q1 2023
Q4 2023
Q1 2024
Pulp and Forestry
Wood Products

Cost of sales

Decreased by 6.1% or US$74.8 million compared to the fourth quarter of 2023. This is mostly explained by *Timber costs* and *Forestry labor costs,* mainly due to a decrease in raw material costs and lower production costs.

In US$ Million	Q1 2024	Q4 2023	Q1 2023	QoQ	YoY
Timber	270.7	302.6	210.2	-10.5%	28.8%
Forestry labor costs	156.3	177.8	150.8	-12.1%	3.6%
Depreciation and amortization	145.6	146.3	101.1	-0.5%	44.1%
Depreciation for right of use	5.4	6.6	6.7	-17.2%	-18.9%
Maintenance costs	80.2	92.3	81.4	-13.0%	-1.4%
Chemical costs	155.0	154.2	158.5	0.5%	-2.2%
Sawmill services	30.8	30.2	26.1	2.2%	18.3%
Other raw materials and indirect costs	120.2	124.8	120.3	-3.7%	-0.1%
Energy and fuel	66.6	68.8	62.9	-3.2%	5.9%
Cost of electricity	9.3	13.9	15.0	-32.8%	-37.7%
Salaries, other salaries, and other personnel expenses	106.4	103.9	101.2	2.3%	5.1%
Cost of Sales	**1,146.5**	**1,221.3**	**1,034.0**	**-6.1%**	**10.9%**

Administrative expenses

Decreased by 10.0% or US$15.4 million, when compared to the previous quarter, mostly due to a decrease in *Other administration expenses, Wages, Salaries and severance indemnities* and *Donations, contribution, scholarships.*

In US$ Million	Q1 2024	Q4 2023	Q1 2023	QoQ	YoY
Wages, salaries and severance indemnities	53.9	56.8	65.8	-5.1%	-18.0%
Marketing, advertising, promotion and publications expenses	3.0	3.8	3.2	-20.1%	-5.7%
Insurance	13.6	14.5	10.0	-6.2%	35.2%
Depreciation and amortization	10.8	11.0	8.3	-1.8%	30.3%
Depreciation for the right of use	1.7	1.8	1.8	-5.9%	-3.3%
Computer services	8.5	8.5	7.0	0.6%	22.5%
Lease rentals (offices, warehouses and machinery)	1.6	2.0	1.9	-19.2%	-15.2%
Donations, contributions, scholarships	1.6	3.9	2.0	-58.3%	-17.7%
Fees (legal and technical advisories)	8.1	8.8	8.3	-7.8%	-2.0%
Property taxes, patents and municipality rights	5.4	6.5	6.4	-16.8%	-15.9%
Other administration expenses	30.3	36.4	35.3	-16.7%	-14.1%
Administrative Expenses	**138.6**	**153.9**	**149.8**	**-10.0%**	**-7.5%**

Distribution costs

Decreased by 4.7%, or US$8.3 million mostly due to a decrease of US$5.3 million or 3.9% in *freight costs*, mainly explained by lower tariffs during the quarter, slightly offset by an increase in sales volume.

In US$ Million	Q1 2024	Q4 2023	Q1 2023	QoQ	YoY
Commissions	4.5	4.4	3.1	*2.6%*	*44.7%*
Insurance	1.2	1.4	1.9	*-14.4%*	*-34.9%*
Other selling costs	2.7	5.6	5.0	*-51.4%*	*-45.0%*
Port services	13.9	14.3	15.0	*-3.2%*	*-7.9%*
Freight	129.5	134.8	121.7	*-3.9%*	*6.4%*
Depreciation for the right of use	0.3	0.4	0.3	*-5.4%*	*21.5%*
Other shipping and freight costs	15.0	14.5	13.9	*3.2%*	*8.2%*
Distribution Costs	**167.2**	**175.5**	**160.9**	***-4.7%***	***3.9%***

Other income

Decreased by US$243.4 million mostly due to compensations from insurance companies received in the fourth quarter of 2023. Additionally, there was a decrease in *Gains from changes in fair value of biological assets*, mainly in Chile and Brazil.

In US$ Million	Q1 2024	Q4 2023	Q1 2023	QoQ	YoY
Gain from changes in fair value of biological assets	4.9	97.3	52.6	*-95.0%*	*-90.7%*
Net income from insurance compensation	3.7	124.3	0.3	*-97.0%*	*1144.0%*
Leases received	1.0	1.8	0.5	*-47.5%*	*82.4%*
Gains on sales of assets	1.1	17.5	2.7	*-93.5%*	*-57.4%*
Tax recovery credit	-	2.9	-	-100.0%	-
Other operating results	7.2	17.5	19.5	*-59.1%*	*-63.2%*
Other Income	**17.9**	**261.3**	**75.6**	**-93.1%**	**-76.3%**

Other expenses

Decreased by 58.9% or US$51.1 million when compared to the fourth quarter of 2023. This is mostly explained by a decrease in *Other expenses (donations, repayments insurance)* and in *Impairment provision property, plant and equipment and others* mainly related to Arauco´s Line 3 at the end of 2023.

In US$ Million	Q1 2024	Q4 2023	Q1 2023	QoQ	YoY
Legal payments	2.6	4.7	2.3	*-45.3%*	*11.3%*
Impairment provision property, plant and equipment and others	2.8	21.0	3.5	*-86.8%*	*-21.2%*
Operating expenses related to plant stoppages	7.8	14.0	140.1	*-44.5%*	*-94.4%*
Project expenses	5.1	7.9	0.9	*-36.2%*	*437.1%*
Loss (gain) from asset sales	3.4	3.2	0.9	*6.4%*	*276.4%*
Loss and repair of assets	0.0	2.6	8.3	*-99.5%*	*-99.9%*
Loss of forests	1.3	2.8	42.9	*-52.0%*	*-96.9%*
Other taxes	5.7	4.7	6.5	*20.2%*	*-12.5%*
Other expenses (donations, repayments insurance)	7.0	25.7	3.5	*-72.8%*	*99.5%*
Other expenses	**35.6**	**86.7**	**209.0**	***-58.9%***	***-83.0%***

Foreign exchange differences

Showed a net loss of US$12.5 million, US$94.9 million lower than the fourth quarter of 2023.

The main significant cause was the devaluation of the Argentinean Peso occurred during the last quarter, that affected our cash position in Argentina and increased our foreign exchange difference.

Income tax

In the first quarter of 2024, income tax was US$14.7 million, a US$123.6 million variation when compared with the US$108.9 million expense accounted in the previous quarter. This variation is mainly explained by the effect in deferred taxes of the sale of forestry assets in Brazil and the devaluation of the Argentinian Peso, both events occurred in the fourth quarter of 2023.

Adjusted EBITDA

Adjusted EBITDA for the first quarter of 2024 was US$445.1 million, a 20.7% or US$76.3 million increase when compared to the previous quarter.

There was an increase of 32.6% in the Adjusted EBITDA of our pulp business segment, mainly due to an increase in average prices and sales volume when compared to the fourth quarter of 2023. There was a 17.1% decrease in the Adjusted EBITDA of our wood products business mainly due to a decrease in average prices.

In U.S. Million	Q1 2024	Q4 2023	Q1 2023	QoQ	YoY
Net Income	100.3	(84.1)	(54.3)	19.3%	84.8%
Financial costs	101.1	100.8	80.1	0.3%	26.2%
Financial income	(22.1)	(47.6)	(22.8)	-53.7%	-3.2%
Income tax	(14.7)	108.9	(57.6)	113.5%	-74.5%
EBIT	164.7	78.0	(54.5)	111.1%	202.0%
Depreciation & amortization	167.3	167.4	147.9	-0.1%	13.1%
EBITDA	331.9	245.4	93.4	35.3%	255.5%
Fair value cost of timber harvested	104.5	125.2	85.1	-16.5%	22.8%
Gain from changes in fair value of biological assets	(4.9)	(97.3)	(52.6)	-95.0%	-90.7%
Exchange rate differences	12.5	107.4	23.7	-88.4%	-47.3%
Others (*)	1.1	(11.9)	38.4	108.9%	-97.2%
Adjusted EBITDA	**445.1**	**368.8**	**188.0**	**20.7%**	**136.8%**

(*) Includes provision from forestry fires and provisions from property, plants and equipment, and others.

Adjusted EBITDA variation by business segment (in US$ million)


88.6
(23.7)
11.4
368.8
445.1
Q4 2023
Pulp
Wood Products
Consolidation Adj. & Others
Q1 2024

Pulp Adjusted EBITDA

The Adjusted EBITDA for our pulp business segment reached US$360.1 million during this quarter, which translates to a 32.6% or US$88.6 million increase compared to the fourth quarter of 2023.

Pulp EBITDA Mg reached 40.5%, 5.9% higher than the previous quarter.


43.9%
37.0%
40.4%
38.9%
12.0%
17.1%
18.5%
34.5%
40.5%
325
281
308
282
78
100
144
272
360
Q1 2022
Q2 2022
Q3 2022
Q4 2022
Q1 2023
Q2 2023
Q3 2023
Q4 2023
Q1 2024
Adjusted EBITDA
EBITDA Mg

Wood Products Adjusted EBITDA

The Adjusted EBITDA for our wood products business was US$114.8 million during this quarter, which translates to a 17.1% or US$23.7 million decrease, compared to the previous quarter. Wood products EBITDA Mg was 15.0%, 2.7% lower than the previous quarter.


331
358
283
154
136
152
133
138
115
32.5%
32.3%
25.4%
17.8%
17.2%
18.5%
16.3%
17.7%
15.0%
Q1 2022
Q2 2022
Q3 2022
Q4 2022
Q1 2023
Q2 2023
Q3 2023
Q4 2023
Q1 2024
Adjusted EBITDA
EBITDA Mg

Pulp Business

The quarter began with low global inventories of short fiber pulp which increased slightly as the months passed, unlike long fiber inventories which remained at the same level for almost the entire quarter, continuing the trend from the last quarter of 2023.

In China, pulp demand began slightly weak, however, started to reactivate after the Chinese New Year, alongside an increase in operating rates of paper and packaging mills. Prices in different types of paper were stable, mainly due to overcapacity in some end product industries. Pulp inventories in ports increased after the Chinese New Year, however, began to decline consistently throughout the quarter.

In Europe, pulp demand remained strong due to several reasons. First, there was a decrease in paper products shipments from Asia due to the logistical problems in the Suez Canal. Operation rates from paper mills increased due to the closure of some paper mills alongside an increase in demand of these products. Additionally, the tissue industry had a strong demand. Long fiber pulp supply decreased due to a transport strike in Finland along with operational problems at another long fiber mill. This led to an increase in demand for short fiber, as paper producers are trying to replace long fiber with short fiber.

The Textile Pulp market improved during the first quarter, with average prices increasing during the first months. This increase is explained due to a better customer demand, caused by an increase in the operating rates of their mills and slight increases in the price of final products.

Production in the first quarter was 52% higher than production in the same period of 2023, mainly due to the new volume of Arauco's Line 3 and the unscheduled stoppages of the Constitución, Esperanza and Nueva Aldea mill, occurred in the first quarter of 2023.


Production and Sales Volume (In thousand tonnes)
781
697
1,138
1,143
1,192
1,171
Q1 2023
Q4 2023
Q1 2024
Production
Sales

Wood Products Business

Panels

Average prices decreased 4.7%, offset by a 3.4% increase in sales volume during the first quarter of 2024.

In general, the panel market improved during this quarter. In North America, demand was stronger in numerous products, such as MDF, PB and TFL. In Latin America, a slow demand continued (related to slow construction activity), affected by inflation, low economic growth and high rates.

There was still some excess supply vs demand in some products, but more balanced compared to the fourth quarter of 2023.

PB: Particleboard.
MDF: Medium-density fiberboard.
TFL: Thermally fused laminate.

Production and Sales Volume: Panels [1]

(In thousand m^3)


1,295
1,202
1,280
1,196
1,236
Production
Sales

(1) Includes PB, MDF, OSB, Composite panels and Retail Panels.

Sawn timber

Sales volume decreased 1.3%, offset by a 1.0% increase in average prices.

In the US, during the first quarter of the year, stable demand continued in Remanufacturing products, however, given the excess of supply in some products and negative seasonality, the market remained slow, even that demand remained stable.

China continued to show a reduced dynamism in their local economy, with low demand in construction.

Production and Sales Volume: Sawn Timber [2]

(In thousand m^3)


475
415
522
483
475
470
Q1 2023
Q4 2023
Q1 2024
Production
Sales

(2) Includes sawn timber, kilned sawn timber, remanufactured wood products, pallets

Note: Sales include trading

Plywood

Sales Volume increased 3.9%, partially offset by a 0.6% decrease in average prices.

In general, demand continued to be affected by inflation and high interest rates, affecting the retail sector in some countries and oversupply in some producing countries. However, there is less supply from competitors in Chile, Brazil, Finland and New Zealand, thus improving prices in some markets. In addition to this, inventories normalized during the beginning of 2024, reaching healthier levels.

In North America, demand and prices remained stable.

Production and Sales Volume: Plywood

(In thousand m^3)


57
108
121
132
120
138
Q1 2023
Q4 2023
Q1 2024
Production
Sales

Capital Expenditures

During this quarter, capital expenditures (*) were US$334.7 million, US$79.7 million higher than the previous quarter.

US$ Million	Q1 2024	Q4 2023	Q1 2023	YTD 2024	YTD 2023
Purchase and sale of property, plant and equipment	(215.7)	(162.1)	(223.7)	(215.7)	(223.7)
Purchase and sale of intangible assets	(1.2)	(2.2)	(1.4)	(1.2)	(1.4)
Purchase of other long-term assets	(117.8)	(90.8)	(109.5)	(117.8)	(109.5)
Total CAPEX (*)	**(334.7)**	**(255.0)**	**(334.6)**	**(334.7)**	**(334.6)**

(*) On a cash basis, does not include M&A.

Capital Expenditures (In US$ Million)


395
387
371
335
374
299
255
335
Q2 2022
Q3 2022
Q4 2022
Q1 2023
Q2 2023
Q3 2023
Q4 2023
Q1 2024

Free Cash Flow

During the first quarter of 2024, Free Cash Flow increased by US$166.4 million compared to the fourth quarter of 2023, with inflows of US$84.0 million. Cash from Operations increased US$172.9 million mostly due to an increase in *Adjusted EBITDA*.

US$ Million	Q1 2024	Q4 2023	Q1 2023
Adjusted EBITDA	445.1	368.8	188.0
Working Capital Variation	35.2	45.0	(86.0)
Interest paid and received	(31.1)	(82.1)	(18.8)
Income tax received (paid/refunded)	2.6	(1.1)	(27.0)
Other cash inflows (outflows)	40.6	(11.1)	47.6
Cash from Operations	**492.4**	**319.5**	**103.8**
Capex (*)	(334.7)	(255.0)	(334.6)
Proceeds from investment activities	16.3	8.0	(0.5)
Other inflows of cash, net	(60.7)	(49.3)	4.3
Cash from (used in) Investment Activities	**(379.0)**	**(296.4)**	**(330.8)**
Dividends paid	-	-	-
Other inflows of cash, net	(16.4)	(15.1)	(13.7)
Proceeds from issue of shares	0.5	-	-
Cash from (used in) Financing Activities – Net of Proceeds and Repayments	**(15.9)**	**(15.1)**	**(13.7)**
Effect of exchange rate changes on cash and cash equivalents	(13.5)	(90.4)	(5.1)
Free Cash Flow	**84.0**	**(82.4)**	**(245.8)**

(*) On a cash basis.

Net Debt Variation Q4 2023 – Q1 2024 (in US$ million)



6,485.5
(84.0)
(159.9)
9.1
0.1
6,250.8
Net Debt Q4 23
Free Cash Flow
Exchange rate/ inflation variation
Accrued interest variation
Leasing Variation
Net Debt Q1 24

Cash

Our cash position was US$605.3 million at the end of the first quarter of 2024, which translates to a 6.2% increase, equivalent to US$35.3 million, when compared to the end of the fourth quarter of 2023. This was mostly due to a positive free cash flow during the quarter.

Additionally, to our cash position, the Company has a committed revolving credit facility for a total amount of US$375 million of which US$225 million were withdrawn in June 2023. This facility is due in February 2025.

Cash by Currency


Other Currencies
7%
Brazilian Real
6%
Argentinean Peso
12%
Chilean Peso
19%
U.S. Dollar
56%

Cash by Instrument


Time Deposits
26%
Overnight
Accounts
47%
Money Market
Funds
27%

Financial Debt

ARAUCO's total financial debt as of March 31, 2024 was US$6,856.1 million, a decrease of 2.8% or US$199.4 million when compared to December 31, 2023.

Our consolidated net financial debt decreased 3.6% or US$234.7 million when compared with December 2023. This was mainly due to a decrease in our long-term financial debt.

During March, Arauco North America, Inc. signed a credit term loan agreement for a total of U.S.$210 million, where Celulosa Arauco y Constitución S.A. acted as guarantor. The structure of this loan includes a three-year term and a bullet payment. The proceeds were used to prepay in full its 2017 committed facility loan, for a total of U.S.$210 million plus accrued interest, with maturity on April 28, 2024.

Debt by Currency


Other Currencies 7%
EUR (2) 8%
UF (1) (2) 21%
U.S.Dollar 64%

Debt by Instrument


Leasing 8%
Banks 21%
Bonds 71%

(1) UF is a Chilean monetary unit indexed to inflation.

(2) Swapped to USD

Our leverage, measured as Net Financial Debt/LTM Adjusted EBITDA was 4.87x, which compares to the 6.32x in the fourth quarter of 2023. This decrease is mainly explained by a 25.1% increase in LTM Adjusted EBITDA and a 3.6% decrease in net financial debt.


1.64x
4,587
1.89x
4,569
2.33x
5,051
3.17x
5,471
4.59x
6,214
6.00x
6,271
6.32x
6,485
4.87x
6,251
Q2 2022
Q3 2022
Q4 2022
Q1 2023
Q2 2023
Q3 2023
Q4 2023
Q1 2024

Net Financial Debt and Leverage (In US$ Million)

As of March 2024, short term bank obligations (which includes accrued interest) sum up US$881.9 million. Bank obligations include the following maturities: US$241.8 million in bank loans and US$30.0 million in leasing. Short term bond obligations sum up US$610.1 million. These obligations include amortizations of our bonds, and their interest payments.

Debt Amortization Profile as of March 31, 2024 (In US$ Million)


610
272
40
445
227
399
535
326
152
96
536
94
513
22
17
25
91
25
26
27
188
27
29
1946
188
2024
2025
2026
2027
2028
2029
2030
2031
2032
2033
2034
2035
2036
2037 & Thereafter
Bank Loans and Leasing
Bonds



First Quarter
Subsequent Events and News

Management – Shareholders' Meeting

At the Shareholders' Meeting held on April 23, the members of the Board of Directors were elected for a new statutory period, integrated by Marcela Bravo, Jorge Andueza, Roberto Angelini, Jorge Bunster, Matías Domeyko, Juan Ignacio Langlois, Franco Mellafe, Eduardo Navarro and Timothy C. Purcell.

Subsequently, at the meeting of the Board of Directors of the Company, also held on April 23, the following resolutions were adopted:

- The position of Executive Vice President was dissolved in the company's senior management, which was held by Matías Domeyko, who previously resigned from that position. With this, Cristián Infante, current Chief Executive Officer, becomes the company's Chief Executive, reporting directly to the Board of Directors.
- Matías Domeyko was appointed as Chairman of the Board of Directors of the Company, Roberto Angelini as First Vice-President and Jorge Andueza as Second Vice-President.



Standing (from left to right): Franco Mellafe, Eduardo Navarro, Marcela Bravo, Jorge Bunster, Juan Ignacio Langlois.
Sitting (from left to right): Tim C. Purcell, Roberto Angelini, Matías Domeyko, Jorge Andueza, and Cristián Infante

First Quarter
Subsequent Events and News

Forestry Asset Sale, Brazil



On December 2023, the Company entered into a share purchase and sale agreement, to sell all the shares and social rights that we hold directly in the Brazilian Forestry Companies[1] (with assets mainly in the state of Paraná, Brazil), to a company specially incorporated for such purpose, appointed by Klabin S.A.

The forest plantations subject to the transaction occupy approximately 85,000 hectares and the total price of the agreed purchase and sale is US$1,160 million. The closing of the transaction is subject to the fulfilment of the usual condition's precedent for this type of transactions, including the authorization of the Brazilian competition authorities.

The sale of shares and social rights does not extend to our panel mills in Brazil, nor to other forestry assets located mainly in the state of Mato Grosso do Sul, Brazil, associated to our project to build a pulp mill in Brazil ("Sucuriú Project")

Form 20-F Filing

On April 5th, we filed our Form 20F for the year 2023 to the Securities and Exchange Commission, as part of the regulatory requirements we have as a result of our previous registered bond issuances in the US. This report offers a wide and comprehensive view of our company, and a detailed discussion about the financial results of 2023. You will find our Form 20F for the year 2023 on the SEC website clicking here, or in our Investor Relations´ section clicking here.

1 Arauco Florestal Arapoti S.A. and Arauco Forest Brasil S.A., and indirectly in Empreendimentos Florestais Santa Cruz Ltda. and Florestal Vale do Corisco S.A.

ESG

Arauco receives approval from Science Based Targets and commits to reduce its emissions by more than 1.5 million tons by 2030


arauco
SCIENCE BASED TARGETS (SBTi)
HAS APPROVED OUR
COMMITMENT
TO THE PLANET

The Science Based Targets initiative (SBTi) – which seeks to commit companies to reduce their greenhouse gas (GHG) emissions and thus reduce their impact on the environment – analyzed and validated the commitments made by the Company to limit the global temperature increase.

Although the Company has been certified as carbon neutral since 2020, today we take our commitment a step further: committing to a reduction in our emissions by approximately 1.5 million tons of CO2 by 2030. Our commitments are to:

- Reduce scope 1 and 2 GHG emissions by 40.6% per dry ton of wood by 2030 compared to a base year of 2019, which is equivalent to an absolute reduction of 40.4%.
- Reduce scope 3 GHG emissions covering purchased goods and services, capital goods, fuel and energy-related activities, upstream transportation and distribution, waste generated in operations, business travel, employee displacement, and end-of-life treatment of products sold by 35.1% per dry ton of wood within the same timeframe.
- 95.46% of our suppliers and customers for emissions that cover investments will have science-based targets for the year 2027.

Integrated Report


arauco.
INTEGRATED
REPORT
2023

On April 23rd as a requirement from the CMF ("Comisión para el Mercado Financiero"), we published Arauco's Integrated Report, which consolidates the Sustainability Report and the Annual Report. This publication summarizes the performance of the company in 2023 and establishes our medium and long-term challenges in financial, social and environmental matters, among others.

You will find our Integrated Report for the year 2023 in our website clicking here for English or here for Spanish.

UPCOMING
EVENTS

1Q 2024 RESULTS CONFERENCE CALL

Monday, May 20, 2024
10:00 Santiago Time
10:00 Eastern Time (New York)

For Conference Call Visit:
FinancialStreaming.arauco.com



For further information, please contact:

Marcelo Bennett
Treasurer
marcelo.bennett@arauco.com
Phone: +56 2 2461 7309

Constanza Vasquez
Investor Relations
constanza.vasquez@arauco.com
Phone: +56 2 2461 3855
investor_relations@arauco.cl



Financial Statements

Income Statement

In US$ Million	Q1 2024	Q4 2023	Q1 2023	YTD 2024	YTD 2023
Revenues	1,654.9	1,568.5	1,439.5	1,654.9	1,439.5
Cost of sales	(1,146.5)	(1,221.3)	(1,034.0)	(1,146.5)	(1,034.0)
Gross profit	**508.4**	**347.3**	**405.5**	**508.4**	**405.5**
Other income	17.9	261.3	75.6	17.9	75.6
Distribution costs	(167.2)	(175.5)	(160.9)	(167.2)	(160.9)
Administrative expenses	(138.6)	(153.9)	(149.8)	(138.6)	(149.8)
Other expenses	(35.6)	(86.7)	(209.0)	(35.6)	(209.0)
Financial income	22.1	47.6	22.8	22.1	22.8
Financial costs	(101.1)	(100.8)	(80.1)	(101.1)	(80.1)
Share of profit (loss) of associates and joint ventures accounted for using equity method	(7.8)	(7.1)	7.9	(7.8)	7.9
Other income (loss)	-	-	-	-	-
Exchange rate differences	(12.5)	(107.4)	(23.7)	(12.5)	(23.7)
Income before income tax	**85.6**	**24.8**	**(111.9)**	**85.6**	**(111.9)**
Income tax	14.7	(108.9)	57.6	14.7	57.6
Net income	**100.3**	**(84.1)**	**(54.3)**	**100.3**	**(54.3)**
Profit attributable to parent company	100.3	(84.2)	(54.2)	100.3	(54.2)
Profit attributable to non-parent company	0.0	0.1	(0.1)	0.0	(0.1)

Balance Sheet

In US$ Million	31-03-2024	31-12-2023	31-03-2023
Cash and cash equivalents	605.3	570.0	872.8
Other financial current assets	38.1	45.6	27.6
Other current non-financial assets	251.2	240.3	258.6
Trade and other receivables-net	915.2	997.9	853.1
Related party receivables	4.5	2.6	3.4
Inventories	1,381.6	1,399.8	1,527.2
Biological assets, current	387.7	371.0	349.7
Tax assets	88.8	119.0	193.2
Non-Current Assets classified as held for sale	426.6	429.4	0.2
Total Current Assets	**4,098.9**	**4,175.6**	**4,085.8**
Other non-current financial assets	13.1	33.5	108.5
Other non-current and non-financial assets	116.2	106.2	114.5
Non-current receivables	86.5	101.5	38.5
Investments accounted through equity method	412.5	423.6	385.2
Intangible assets	63.3	66.4	70.7
Goodwill	57.6	55.9	55.2
Property, plant and equipment	10,214.8	10,207.5	9,917.6
Biological assets, non-current	2,651.4	2,651.6	2,834.8
Deferred tax assets	111.4	88.6	11.4
Total Non-Current Assets	**13,726.8**	**13,734.8**	**13,536.4**
TOTAL ASSETS	**17,825.7**	**17,910.4**	**17,622.2**
Other financial liabilities, current	1,143.4	1,129.8	761.8
Trade and other payables	694.5	760.5	755.1
Related party payables	9.1	7.0	18.9
Other provisions, current	2.2	3.9	10.1
Tax liabilities	25.8	13.3	18.0
Current provision for employee benefits	6.5	7.9	8.2
Other non-financial liabilities, current	123.3	50.1	349.0
Non-Current Assets classified as held for sale	98.9	99.3	0.0
Total Current Liabilities	**2,103.7**	**2,071.7**	**1,921.1**
Other non-current financial liabilities	5,941.8	6,033.7	5,648.9
Trade and Other payables non-current	74.2	73.6	28.6
Other provisions, non-current	29.2	28.7	30.5
Deferred tax liabilities	1,493.9	1,543.6	1,700.9
Non-current provision for employee benefits	78.0	86.5	94.9
Other non-financial liabilities, non-current	59.5	63.6	70.6
Total Non-Current Liabilities	**7,676.7**	**7,829.6**	**7,574.6**
Non-parent participation	6.8	6.6	4.9
Net equity attributable to parent company	**8,038.4**	**8,002.4**	**8,121.7**
TOTAL LIABILITIES AND EQUITY	**17,825.7**	**17,910.4**	**17,622.2**

Cash Flow Statement

US$ Million	Q1 2024	Q4 2023	Q1 2023	YTD 2024	YTD 2023
Receipts from sales of goods and rendering of services	1,579.3	1,605.5	1,631.2	1,579.3	1,631.2
Other cash receipts (payments)	230.9	167.3	88.3	230.9	88.3
Payments of suppliers and personnel (less)	(1,294.8)	(1,377.0)	(1,572.0)	(1,294.8)	(1,572.0)
Interest paid and received	(31.1)	(82.1)	(18.8)	(31.1)	(18.8)
Income tax paid	2.6	(1.1)	(27.0)	2.6	(27.0)
Other (outflows) inflows of cash, net	0.4	1.3	0.1	0.4	0.1
Net Cash Provided by (Used in) Operating Activities	**492.4**	**319.5**	**103.8**	**492.4**	**103.8**
Capital Expenditures	(334.7)	(255.0)	(334.6)	(334.7)	(334.6)
Other investment cash flows	(44.4)	(41.4)	3.8	(44.4)	3.8
Net Cash Provided by (Used in) Investing Activities	**(379.0)**	**(296.4)**	**(330.8)**	**(379.0)**	**(330.8)**
Proceeds from borrowings	542.8	394.9	590.4	542.8	590.4
Repayments of borrowings	(591.5)	(399.1)	(138.9)	(591.5)	(138.9)
Dividends paid	-	-	-	-	-
Other inflows of cash, net	(16.4)	(15.1)	(13.7)	(16.4)	(13.7)
Proceeds from Issue of Shares	0.5	-	-	0.5	-
Net Cash Provided by (Used in) Financing Activities	**(64.6)**	**(19.3)**	**437.8**	**(64.6)**	**437.8**
Total Cash Inflow (Outflow) of the Period	**48.8**	**3.9**	**210.7**	**48.8**	**210.7**
Effect of exchange rate changes on cash and cash equivalents	(13.5)	(90.4)	(5.1)	(13.5)	(5.1)
Cash and Cash equivalents at beginning of the period	570.0	656.5	667.2	570.0	667.2
Cash and Cash Equivalents at end of the Period	**605.3**	**570.0**	**872.8**	**605.3**	**872.8**